



NOTE EXTENSION:

PPD PARTNERS hereby agrees to extend SEA TIGER, INC. 8% Convertible Debenture Due September 30, 2010 (1TD) in the amount of $10,000 until September 30. 2011.

by

PPD PARTNERS

, Pres/CEO

SEA TIGER, INC.

, Pres/CEO